Exhibit 4.6

ESCROW AGREEMENT

This ESCROW AGREEMENT (this “Agreement”) is made on January 15, 2010 by and among DAL Group, LLC, a limited liability company organized under the laws of the State of Delaware (“DAL”), Chardan 2008 China Acquisition Corp., a corporation organized under the laws of the British Virgin Islands (“Chardan,” and, together with DAL, the “Chardan Indemnified Parties”), the Law Offices of David J. Stern, P.A., a professional association licensed to practice law in the State of Florida (“DJS”), Professional Title and Abstract Company of Florida, Inc., a corporation organized under the laws of the State of Florida (“PTA”), Default Servicing, Inc., a corporation organized under the laws of the State of Florida (“DSI,” each of DJS, PTA and DSI is referred to herein individually as a “Seller,” and is referred to herein collectively as the “Sellers”), and U.S. Bank National Association, national banking association (the “Escrow Agent”).

RECITALS

A.           The Chardan Indemnified Parties and Sellers, among others, have entered into that certain Contribution and Membership Interest Purchase Agreement (the “Purchase Agreement”), dated January 15, 2010, and that certain Master Acquisition Agreement (the “Master Agreement”), dated December 10, 2009.

B.           The parties hereto desire to place in escrow with the Escrow Agent certain securities and/or funds solely to be used to satisfy obligations that Sellers may have to indemnify the Chardan Indemnified Parties in accordance with the terms and conditions of the Purchase Agreement and the Master Agreement (the “Indemnified Claims”).

C.           Capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed to them in the Master Agreement, a copy of which has been delivered to Escrow Agent, solely to enable it to reference such definitions.

Accordingly, the parties hereto agree as follows:

AGREEMENTS

1. Establishment of Escrow.

(a) Within two (2) business days following execution of this Agreement, Sellers will deposit with the Escrow Agent certain Series A Preferred Interests of DJS, PTA and DSI with an aggregate value agreed upon by the parties hereto of $15,000,000 (the “Escrowed Equity”), which shall be held in escrow by the Escrow Agent (the “Escrow Fund”).  The Escrow Agent agrees to acknowledge receipt of the Escrow Fund upon delivery and agrees to hold, invest, reinvest, and disburse the Escrow Fund in accordance with the terms contained in this Agreement.

(b) At any time following the execution of this Agreement, any Seller may from time to time deposit with the Escrow Agent cash as a substitute for some or all of the Escrowed Equity, with the Escrowed Equity valued at $15.00 per unit of the Series A Preferred Interests being released from the Escrow Fund in exchange for cash.  Upon receiving such cash, the Escrow Agent shall deliver to such Seller the certificates representing the substituted for Escrowed Equity, add such cash to the Escrow Fund and acknowledge receipt of such cash to Sellers and the Chardan Indemnified Parties.

Escrow Agreement

2. Investment of the Escrow Fund.

(a) As directed in writing by Sellers from time to time, the Escrow Agent shall cause any cash held in the Escrow Fund to be maintained and invested in one or more of the following: (1) an investment with a maturity date of 30 days or less in direct or indirect obligations of the United States, (2) an investment with a maturity date of 30 days or less in certificates of deposit of a domestic commercial bank of recognized standing having capital, surplus and undivided profits in excess of $100,000,000, membership in the Federal Deposit Insurance Corporation, and its senior debt carrying one of the two highest ratings of Standard and Poor’s Corporation or Moody’s Investors Services, Inc, (3) an investment redeemable at any time without penalty in a money market instrument issued by a United States mutual fund carrying one of the two highest ratings of Standard and Poor’s Corporation or Moody’s Investors Services, Inc., and having assets of not less than $1,000,000,000, and/or (4) any other investment agreed upon by Chardan.

(b) Any and all transaction costs associated with any election by Sellers to change the investment of the Escrow Fund shall be paid from the income on the Escrow Fund.  The Escrow Agent shall not be responsible for any interest or income on the Escrow Fund except for such as is actually received, nor shall the Escrow Agent be responsible for any loss resulting from the investment of the Escrow Fund (including, but not limited to, the loss of any interest arising from the sale of any Investment prior to maturity).  Accrued interest and other income on the Escrow Fund (after the payment of transaction costs relating to changes in investments provided for above) shall be paid quarterly to Sellers to the account specified on Schedule A, in accordance with the Escrow Agent’s usual and customary procedures.

(c) Except as otherwise provided hereunder or agreed in writing among the parties hereto, the Sellers shall retain the authority to institute, participate and join in any plan of reorganization, readjustment, merger or consolidation with respect to the issuer of any securities held hereunder, and, in general, to exercise each and every other power or right with respect to each such asset or investment as individuals generally have and enjoy with respect to their own assets and investment, including power to vote upon any securities.

(d) The Sellers and Chardan Indemnified Parties acknowledge that regulations of the Comptroller of the Currency grant the parties the right to receive brokerage confirmations of the security transactions as they occur.  The Sellers and Chardan Indemnified Parties specifically waive such notification to the extent permitted by law and will receive periodic cash transaction statements which will detail all investment transactions.

3. Distribution of Escrow Fund.

(a) The Escrow Agent shall hold the Escrow Fund and shall not deliver any amount of the Escrow Fund to any party other than as set forth in this Section 3 or by depositing the Escrow Fund with a successor escrow agent in accordance with the provisions of Section 6 of this Agreement.

(b) The Chardan Indemnified Parties may make claims against the Escrow Fund for Indemnified Claims prior to 5:00 p.m. New York Time on the Termination Date (as defined in Section 3(d)) by delivery to the Escrow Agent, and the Sellers, of a certificate signed by an officer of any of the Chardan Indemnified Parties (an “Officer’s Certificate”), (i) specifying the amount of the claim, and (ii) specifying in reasonable detail the nature of the claim.  Sellers may in good faith respond to such Officer’s Certificate by delivering to the Chardan Indemnified Parties, with a copy to Escrow Agent, a written statement setting forth, in reasonable detail, the

Escrow Agreement

basis of any objection to the claim (or portion thereof) asserted in the Officer’s Certificate (the “Seller’s Response”).  If a Seller’s Response is not received by the Chardan Indemnified Parties and the Escrow Agent on or before 5:00 p.m. New York Time of the 15th Business Day after the Escrow Agent and Sellers receive the Officer’s Certificate, the entire claim set forth in such Officer’s Certificate shall be deemed valid and conclusive and binding upon all parties and shall be satisfied by Escrow Agent from the Escrow Fund (in part, if the Escrow Fund is not sufficient to satisfy the claim in full) by delivery of payment therefrom to the Chardan Indemnified Parties.  If the Chardan Indemnified Parties and the Escrow Agent receive Seller’s Response by such 15th Business Day described above, that portion of the claim which is disputed in Seller’s Response shall not be satisfied by Escrow Agent from the Escrow Fund (in part, if the Escrow Fund is not sufficient to satisfy such portion of the Claim in full) unless and until the Escrow Agent receives: (a) written notice from Sellers consenting to the payment of such disputed portion of the claim to the Chardan Indemnified Parties or (b) receipt by Escrow Agent of a certified copy of a judgment, decree or award of a court or other authority of competent jurisdiction requiring the payment of money by Seller as to the disputed portion of the claim.

(c) Any claim satisfied pursuant to Section 3(b) shall be satisfied first from cash held in the Escrow Fund and then, once there is no cash remaining in the Escrow Fund, from the Escrowed Equity held in the Escrow Fund.  For purposes of the payment of any such claims with Escrowed Equity, the Escrowed Equity shall be valued at $15.00 per unit of the Series A Preferred Interests used to pay the claim.

(d) On the Business Day following the 18 month “anniversary” of this Agreement (the “Termination Date”), Escrow Agent shall pay to Sellers the portion of the remaining Fund, if any, that exceeds the amount of money or value of Escrowed Equity sufficient to satisfy all claims and pending claims made by the Chardan Indemnified Parties as of the Termination Date for which the Escrow Agent or any Seller has received notice pursuant to Section 3(b).  After the resolution of all claims pending on the Termination Date and, if applicable, payment therefor in the manner described in Section 3(b), the Escrow Agent shall promptly deliver to Sellers, on a pro rata basis in accordance with Schedule B attached hereto, the remaining money or Escrowed Equity in the Escrow Fund, if any.

(e) Upon the distribution of the Escrow Fund as provided in this Section 3, this Agreement shall terminate.

4. Expenses.

(a) The Escrow Agent shall be entitled to compensation for its services under this Agreement as set forth in Schedule C, which is attached to and made a part of this Agreement, and for reimbursement of its reasonable, documented out-of-pocket expenses, including but not limited to the fees and expenses of attorneys or agents which the Escrow Agent may find necessary to engage in the performance of its duties under this Agreement.  DAL shall pay all such fees and costs, charges and expenses of the Escrow Agent, including attorneys fees and expenses in respect of any litigation incurred by the Escrow Agent relating to this Agreement, provided that such litigation shall not have resulted from any action taken or omitted by the Escrow Agent or any Seller and which shall have been adjudged to constitute bad faith, willful misconduct or gross negligence.

(b) If any amounts due the Escrow Agent are not paid within 30 days of invoice, the Escrow Agent shall have, and is hereby granted, a prior lien upon any property, cash, or assets held hereunder, with respect to its unpaid fees and unreimbursed expenses, superior to the interests of any other person or entities and the Escrow Agent is hereby granted the right to set off and may deduct any unpaid fees or unreimbursed expenses from amounts of cash on deposit in the Escrow Fund pursuant to this Agreement. The rights of the Escrow Agent under this subparagraph shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement

Escrow Agreement

5. Limitation of Liability; Indemnification of Escrow Agent.

(a) This Agreement sets forth all matters pertinent to the escrow contemplated by this Agreement and no additional obligations of the Escrow Agent shall be implied from the terms of this Agreement or any other agreement.  The duties of the Escrow Agent under this Agreement shall be entirely administrative and shall be only as specifically provided in this Agreement.  Accordingly, the Escrow Agent, including its officers, directors, employees and agents, shall:

i) not be liable for any error of judgment or for any act done or step taken or omitted by it in good faith, except for any such acts, steps or omissions resulting from its own gross negligence, bad faith or willful misconduct;

ii) be obligated to act only in accordance with written notice received by it as provided in this Agreement;

iii) have no responsibility or liability for any diminution in value which may result from any investments or reinvestments made in accordance with this Agreement;

iv) have no responsibility to inquire into or determine the genuineness, authenticity, or sufficiency of any security, check, or other document or instrument submitted to it in connection with its duties under this Agreement;

v) be entitled to deem the signatories of any document or instrument submitted to it under this Agreement as being those purported to be authorized to sign such document or instrument on behalf of Sellers and the Chardan Indemnified Parties and shall be entitled to rely upon the genuineness of the signatures of such signatories without inquiry and without requiring substantiating evidence of any kind;

vi) be under no obligation to invest the Escrow Fund or the income generated by the Escrow Fund until it has received an I.R.S. Form W-9 (or W-8, if applicable) from each of the Sellers and the Chardan Indemnified Parties, regardless of whether any party is exempt from reporting or withholding requirements under the Internal Revenue Code of 1986, as amended;

vii) in the event any dispute shall arise between Sellers and the Chardan Indemnified Parties with respect to the disposition or disbursement of the Escrow Fund, be permitted to interplead the Escrow Fund into a court of competent jurisdiction, and thereafter be fully relieved from any and all liability or obligation with respect to the Escrow Fund (other than with respect to its actions that may constitute gross negligence, bad faith or willful misconduct), and the parties further agree to pursue any redress or recourse in connection with such a dispute without making the Escrow Agent a party to such dispute; and

Escrow Agreement

viii) neither be responsible for, nor chargeable with knowledge of, the terms and conditions of any other agreement, instrument or document between Sellers and the Chardan Indemnified Parties, including but not limited to the Purchase Agreement and the Master Agreement, and shall be required to act only pursuant to the terms and provisions of this Agreement.

(b) The Escrow Agent is jointly and severally indemnified and saved harmless by the other parties hereto from all losses, costs, and expenses, including attorney’s fees, which may be incurred by it as a result of its involvement in any litigation arising from the performance of its duties under this Agreement, provided that such litigation shall not have resulted from any action taken or omitted by it and which shall have been adjudged to constitute bad faith, willful misconduct or gross negligence and such indemnification shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent until extinguished by any applicable statute of limitations.

6. Resignation or Removal.  The Escrow Agent may resign as Escrow Agent following the giving of 30 calendar days prior written notice to the other parties to this Agreement.  Similarly, the Escrow Agent may be removed and replaced following the giving of 30 calendar days prior written notice to the Escrow Agent by Sellers and the Chardan Indemnified Parties.  In either event, the duties of the Escrow Agent shall terminate 30 calendar days after the date of such written notice (or as of such earlier date as may be mutually agreeable) and the Escrow Agent shall then deliver the balance of the Escrow Fund then in its possession to a successor Escrow Agent as shall be appointed by Sellers subject to the consent of Chardan (which consent will not unreasonably be withheld), or failing such appointment, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent or other appropriate relief, and such resulting appointment shall be binding upon all of the parties to this Agreement.  Upon acknowledgment by any successor Escrow Agent of the receipt of the remaining balance of the Escrow Fund, the then acting Escrow Agent shall be fully released and relieved of all duties, responsibilities and obligations under this Agreement, except for any liability with respect to any previous acts, steps or omissions resulting from its own gross negligence, bad faith or willful misconduct as set forth in Section 5.

Any bank or corporation into which the Escrow Agent may be merged or with which it may be consolidated, or any bank or corporation to whom the Escrow Agent may transfer a substantial amount of its escrow business, shall be the successor to the Escrow Agent without the execution or filing of any paper or any further act on the part of any of the parties, anything herein to the contrary notwithstanding.

7. Notices.  All notices and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given upon delivery if delivered personally, or on the date of receipt if delivered by facsimile, nationally recognized overnight courier, mailed by registered or certified mail, postage prepaid and return receipt requested, addressed as follows:

Escrow Agreement

If to Chardan or DAL, addressed to:

Chardan 2008 China Acquisition Corp.
c/o Chardan Capital, LLC
474 Three Mile Road
Glastonbury, CT 06033
Attn:  Dan Beharry
Facsimile:  (281) 644-5751
email:  dbeharry@chardancapital.com

with a copy to:

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attn: Mitchell S. Nussbaum
Facsimile:  212-407-4990
email: mnussbaum@loeb.com

If to Sellers, addressed to:

Law Offices of David J. Stern, P.A.
900 South Pine Island Road
Suite 400
Plantation, FL  33324
Attn: David J. Stern, Esq.
Facsimile:  954-233-8444
email:  djstern@att.blackberry.net

with a copy to:

Dykema Gossett PLLC
400 Renaissance Center
Detroit, MI  48234
Attn: Thomas Vaughn
Facsimile:  313-568-6915
email: tvaughn@dykema.com

If to the Escrow Agent:

U.S. Bank National Association
535 Griswold Street, Suite 550
Detroit, MI  48226
Attn: James Kowalski
Facsimile: 313-963-9428
email: james.kowalski@usbank.com

The addresses indicated for any party may be changed by similar written notice.

Escrow Agreement

8. Entire Agreement.  This Agreement constitutes the entire understanding among the parties hereto as to the subject matter of this Agreement and no waiver or modification of the terms of this Agreement shall be valid unless in writing and signed by Sellers, the Chardan Indemnified Parties and the Escrow Agent and only to the extent specifically set forth in writing.

9. Continuance of Agreement.  This Agreement shall be binding upon the parties to this Agreement and their respective successors and permitted assigns.

10. Applicable Law.  This Agreement shall be governed by and construed under and pursuant to the internal laws of the State of Florida without regard to its conflict of laws principles.

11. Joint Direction.  Any other provision of this Agreement to the contrary notwithstanding, Sellers and the Chardan Indemnified Parties may jointly direct the Escrow Agent, in writing, to perform any action contemplated by this Agreement, and, upon receipt of such joint direction, the Escrow Agent shall act in compliance with such joint direction and be protected by this Agreement.

12. Headings and Sections.  Unless otherwise indicated, all references in this Agreement to “Sections” and “Schedules” refer to the sections and schedules of this Agreement.  The section headings and titles appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe, or describe the scope or extent of such section or in any way affect this Agreement or the interpretation hereof.

13. Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.  One or more counterparts of this Agreement may be delivered by facsimile or e-mail, with the intention that delivery by such means shall have the same effect as delivery of an original counterpart.

14. Invalid Clause.  If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

15. Tax Matters.

(a) The Escrow Agent shall not be responsible for the preparation or filing of any tax return with respect to the Escrow Fund.  Sellers shall be responsible for payment of all taxes that are payable with respect to any income or interest earned by the Escrow Fund, whether or not the income or interest was distributed by the Escrow Agent during any particular year, or ever will be so distributed by the Escrow Agent, or was used for expenses, as provided for in Section 2(b).  The Escrow Agent shall not have any obligation to pay any taxes or estimated taxes.  Sellers will provide the Escrow Agent with the respective taxpayer identification numbers of Sellers documented by an appropriate I.R.S. Form W-9 (or W-8 if applicable) following execution of this Agreement.  Failure to provide such forms may prevent or delay disbursements to Sellers from the Escrow Fund and may also result in the assessment of a penalty and the Escrow Agent being required to withhold tax on any interest or other income earned by the Escrow Fund.  Any payments of income or interest on the Escrow Fund will be subject to applicable withholding regulations then in force in the United States or any other jurisdiction as applicable.  At the request of Sellers the Escrow Agent will provide Sellers with any information reasonably requested by them and available to the Escrow Agent which may be helpful in satisfying any tax obligation relating to the interest relating to the Escrow Fund.

Escrow Agreement

(b) If required, the Escrow Agent will report to the Internal Revenue Service, as of the end of each calendar year-end, all interest or income earned from the investment of any sum held as part of the Escrow Fund against Sellers, whether or not said interest or income has been distributed during such year, as and to the extent required by law.

Customer Notice Required by the USA Patriot Act

To help the US government fight the funding of terrorism and money laundering activities, US Federal law requires all financial institutions to obtain, verify, and record information that identifies each person (whether an individual or organization) for which a relationship is established.

When an escrow account is opened, the Escrow Agent will ask you to provide certain information (and documents) that will help identify you and your organization.  The Escrow Agent will ask for your organization’s name, physical address, tax identification or other government registration number and other information that will help identify you.  The Escrow Agent may also ask for the Articles of Incorporation or similar document or other pertinent identifying documentation for your type of organization.

16. Legal Identification.                                           Sellers and the Chardan Indemnified Parties agree to disclose certain identification information including the legal name of each Seller and each of the Chardan Indemnified Parties, and their respective addresses, types of legal entity and tax identification numbers on I.R.S. Form W-9 or W-8, if applicable.

17. Authorized Representatives.                                                      Sellers and the Chardan Indemnified Parties hereby appoint the individuals, whose names and specimen signatures appear on Schedule D, as their respective Authorized Representatives. Any single Authorized Representative, of any of Sellers or the Chardan Indemnified Parties is hereby expressly authorized to give binding written direction to the Escrow Agent or to each other as to any matter related to this Agreement. Schedule D may be supplemented from time to time to reflect any change in the identities of such Authorized Representatives.

18. Call Back.                      In the event federal wire transfer instructions are given, whether in writing, e-mail, facsimile transmission or otherwise, the Escrow Agent is authorized to seek confirmation of such wire instructions by telephone call back to the person or persons designated on Schedule E and the Escrow Agent may rely upon the confirmations of anyone purporting to be the person or persons so designated.

[Signatures are on the following page.]

Escrow Agreement

The parties have duly executed this Escrow Agreement as of the date first written above.

CHARDAN INDEMNIFIED PARTIES		SELLERS

DAL Group, LLC		Law Offices Of David J. Stern, P.A.

By: FlatWorld DAL LLC, its Member		By:
		Name:	David J. Stern
By:	Nagina Engineering Investment Corp., its Member	Title:	President

By:
Name	Raj K. Gupta
Title	President

Chardan 2008 China Acquisition Corp.		Professional Title And Abstract Company Of Florida, Inc.

By:		By:	/s/
	Kerry Propper	Name:	David J. Stern
	Chief Executive Officer	Title:	President

Default Servicing, Inc.

By:
		Name:	David J. Stern
		Title:	President

ESCROW AGENT
U.S. Bank National Association
By:
Name:	James Kowalski
Title:	Vice President - Account Manager

Escrow Agreement